DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-5151

February 12, 2003

Re: **Telefonica Data Brasil Holding S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Telefônica Data Brasil Holding S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil and in connection with the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release entitled *"Telefónica Data Brasil Holding S.A. Announces Consolidated Financial Results Accumulated for the Year Ended December 2002"* dated February 11, 2003

Please stamp the enclosed copy of this letter date and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-4560.

Very truly yours,

Lillian R. Saldanha
Legal Assistant

Enclosure

Telefónica

TELEFONICA DATA BRASIL HOLDING S.A.

Announces Consolidated Financial Results Accumulated for the year ended December 2002

Press Release, February 11, 2003 (09 pages)

For more information, please contact:
Charles E. Allen
TELEFONICA DATA BRASIL HOLDING S.A., SP, Brazil.
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo - Brazil), (February 11, 2003) TELEFONICA DATA BRASIL HOLDING S.A. (NYSE: TDBPY; BOVESPA: TDBH) today announced its consolidated financial results for the full year of 2002, ended December 31. These results are presented in accordance with the Brazilian Corporate Law Method, Law # 6,404, of 12/15/76 revised by Law # 9,457 of 05/05/97, and Law # 10.303 of 10/31/01 and stated in nominal reais.

HIGHLIGHTS OF RESULTS

	Consolidated-Accumulated		
Figures in Reais MM	**Dec-02**	**Dec-01**	**Variation**
Net operating revenues	315,720	177,367	*78.0%*
EBITDA 1/	33,817	8,646	*291.1%*
EBITDA margin(%)	10.7%	4.9%	*5.8p.p.*
Operating income	-106,722	-35,437	*201.2%*
Income before income tax, social contribution, prof. sharing & minority interest	-45,976	-33,671	*36.5%*
Net income	-30,855	-22,900	*34.7%*
Shares outstanding (bn)	1,071.2	493.7	*117.0%*
EPS (000)	-28.8	-46.4	*-37.9%*

Highlights of the Period

- **Accumulated net operating revenues** for TDBH reached R$315.7 million in 2002. When compared to the R$177.4 million of the previous year, an evolution of R$138.4 million or 78.0% is detected. This increase was due to a plant growth and the services rendered by the Company.

- **EBITDA** in 2002 reached R$33.8 million, a 291.1% increase compared to 2001. The EBITDA margin was 10.7% compared to the 4.9% in 2001.

- **Switched package data services** grew R$123.6 million or 61.4% when comparing 2002 with 2001. In the quarterly comparison, there was an increase of R$34.7 million or 55.3% from 4Q01 to 4Q02, mainly because of the frame relay services.

- **Speedy Link data packages services** grew R$53.2 million or 184.6% when comparing 2002 with 2001. In the quarterly comparison, there was an increase of R$16.8 million or 257.1% from 4Q01 to 4Q02.

- **Capex:** Telefonica Data Brasil Holding S.A. invested R$140.8 million in the program for the expansion and modernization of the data communication services and the improvement of the commercial systems. In 2002, the most important investments promoted by the fully owned subsidiary Telefonica Empresas S.A. were the Package Data Transmission Network, the IP Network and the Data Center.

Operating Expenses / Other Operating Revenues Highlights

Operating Expenses / Other Operating Revenues accumulated until December 2002, when compared to the same period of last year, presented a R$113.2 million growth, or 67.1%. In the quarterly comparison, the increase was R$37.2 million, or 84.6%.



Operating Expenses - Annual (R$ Million)
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenue (Expenses)
-100
0
100
200
300
2,001
2,002



Operating Expenses - Quarterly Basis (R$ Million)
Payroll and Related Charges
General and Administrative Expenses
Taxes
Provisions
Investment Gains (Losses)
Other Operating Revenue (Expenses)
-40
-20
0
20
40
60
80
4Q01
4Q02

The changes are explained as follows:

- **Personnel Expenses** reached R$80.6 million until December 2002, an increase of R$12.9 million or 19.0% compared to the previous year, mainly due to the increase in the average headcount, which was 662 in 2001 and reached 754 in 2002 due to the incorporation of Itaú network, that resulted in the transfer of 151 employees to TDBH between November 2001 and February 2002. The employees' bonus tied to the achievement of performance targets (SRE) agreed with the workers' union was also registered. In the quarterly comparison, personnel expenses raised R$2.4 million, or 12.9%, mainly due to the amounts related to the accomplishment of performance targets (SRE).

- **General and operating / administrative expenses** accumulated in 2002 reached R$267.8 million, a R$102.3 million growth, or 61.9%, compared to the previous year due to the increase in the expenses with internet providers and other operators. When comparing the 4Q02 with the 4Q01, a R$23.7 million growth is shown, or 48.0%. This is mainly due to the network expenses and dedicated line rental.

- **Taxes** accumulated for 2002, showed a R$0.9 million growth compared to 2001, due to the increase in the Net Revenues and, as a consequence, an increase on taxes like FUST – dedicated to the universalization fund of the telecommunication services - and FUNTTEL – dedicated to technological development - and the increase on PIS and CONFINS calculated over other revenues.

- **Provisions for bad debt** presented a decrease of R$6.2 million or 44.4% when comparing 2002 with 2001, representing 2.5% of the net revenues in the end of December 2002. In the quarterly comparison, there was a reduction of R$4.1 million. Both are related to the additional

efforts to improve the billing system, and also the recovery of credits. The provisions for bad debt are set in accordance to the conservatism accounting principle adopted by the Telefónica Group.

- **Other operating revenues (expenses)** are mainly constituted by the data transmission fees accrued from Telesp and voice transmission fees paid to Telesp, showing a reduction of R$4.8 million or 5.3% when comparing 2002 with 2001. In the quarterly comparison, a decrease of R$16.4 million or 49.2% is recorded.

Other Operating Expenses Highlights

- **Depreciation** reached R$74.4 million for 2002, a R$31.3 million or 72.6% raise in comparison to the previous year, mainly caused by the growth of the plant in service.

- **Net financial revenues / (expenses):** accumulated for 2002 presented an increase in the negative result of R$66.1 million compared to the previous year. In the quarterly comparison, there was also an increase in the financial expenses of R$32.2 million. The increase in the financial expenses was mainly due to the higher indebtedness of the Company, to cover the financial needs in order to promote the Company's expansion. To reduce the risk that could lead to losses for the Company as a consequence of the volatility of the exchange rate, thus increasing the value of the liabilities nominated in foreign currency that were obtained in the market as well as the financial expenses, the Company has undertaken operations with derivatives.

- **Non-operating result:** showed an increase of R$59.0 million resulting from the sale of the IP network to Telesp. The non-operational result for the full year totaled R$60.7 million.

LOANS AND FINANCING: As of December 31, 2002, the Company had R$213.7 million in loans and financing (R$121.4 million as of December 31, 2001), from which R$177.5 million were obtained at fixed interest rates, and R$36.1 million obtained at variable interest rates (CDI) in local currency. Even though part of the debt has been contracted at fixed interest rates, all the debt was effectively converted into variable interest rates, CDI, by means of Swap contracts. The Company invests the surpluses of cash and cash equivalents of R$12.3 million mainly in short-term instruments, based on the variation of the CDI. The book value of those instruments are close to the market value, because of their short-term maturity.
The subsidiary Telefonica Empresas S.A. has hedging operations for a total nominal value of R$183.7 million in order to protect its liabilities in foreign currency, including suppliers. In 2002, hedging operations executed during the period generated a net gain of R$42.3 million accounted for, in the financial revenues (loss of R$3.9 million in 2001). As of December 31, 2002, the balance of these operations is classified within the assets as "temporary gains in hedging operations" for an amount of R$31.6 million. Therefore, the indebtedness of the Company that was R$213.7 million as of December 31, 2002 corresponds to R$182.1 million when subtracting the amount of R$31.6 million from the temporary gains in hedging operations. The net indebtedness of R$137.7 is obtained by subtracting R$44.4 million of cash and cash equivalents.

EMPLOYEE PROFIT SHARING: has not been recorded because the Company presented no profit.

NOTE REGARDING THE RESULT: the Company recorded a loss of R$30.9 million in 2002, and when compared to the previous year (a loss of R$22.9 million), it is equivalent to a 34.7% increase. It is worth noting that there was an increase in depreciation within the period due to the investments made, and consequent financial expenditures.

ADDITIONAL INFORMATION

- **Transactions with Associated Companies** – are executed under the usual market conditions The main transactions with associated companies, developed by this company and its subsidiary, refer to a loan agreement with a company of the Group, rendered telecommunication services and other services, receivables due to fees from voice transmission services rendered by Telesp to the Company's clients and fees payable by the Company to Telesp related to data transmission services rendered to some Telesp's clients.

- **Net Equity Merged** - Company merged the net equity spun-off from Telecomunicações de São Paulo S.A. (former holding company of Telefônica Empresas S.A.) represented by amounts receivable from Telefônica Empresas S.A. and the investment held in the capital of that wholly owned subsidiary, at the book values as of December 31, 2000. The subsidiary Telefônica Empresas S.A. was formed on August 3, 2000. At the Extraordinary General Shareholders' Meeting held on November 24, 2000, the capital increase in the amount of R$ 198,285 by Telecomunicações de São Paulo S.A. - TELESP, was approved, being: (i) R$ 108,285 through checking of assets according to an appraisal report prepared by experts and dated October 27, 2000, including the transfer of the authorization of the right to those services; and (ii) R$90,000 in cash. With the previous authorization of National Telecommunications Agency - Anatel, in the terms of Law 9472 from July 16, 1997, the subsidiary start-up was on December 1, 2000, and until this date the services were provided by its former holding company. The amounts related to the movement of several balance sheet accounts, part of the capital contribution of the former holding company, were transferred to the Company at its start-up, representing a liability of R$16,635 at that date, of which R$13,934 were spun-off and merged by the Company. On June 27, 2001, through a Contract to Subscribe Shares and other established agreements, the Company made investments in Figueira Administração e Participações S.A. in the amount of R$ 495,080, corresponding to 50% of the capital (represented by 3,837,651 common shares and 7,675,302 preferred shared). Figueira Administração e Participações S.A. was controlled by Banco Itaú S.A. and detained the necessary assets to operate the corporate telecommunication network of said bank. It also detained a 20% participation in voting shares and 100% in non-voting shares of Galáxia Administração e Participações S.A., a company that will have the authorization to render telecommunication services classified as Limited Specialized Services (Serviço Limitado Especializado - SLE). On July 27, 2001, Figueira Administração e Participações S.A. was partially spun-off and had its operating assets and investments in Galáxia Administração e Participações S.A. transferred to the new company, which will be controlled by the Company, and named Spanish Participações S.A. This represents R$ 37,828. Thus, the goodwill and investment value determined according to the financial statements prepared having as the date for reference the day of the partial spin-off amounts R$ 456,478. This value has as economic fundamental, the future profitability expectations that will be redeemed according to the current legislation.

- **Funds Provided for Future Capitalization** – On June 27, 2001, Telefônica Data do Brasil Ltda. was credited R$ 495,1 million and it refers to funds for a future capital increase of the Company. The said amount was employed to subscribe shares of Figueira Administração e Participações S.A.

SUBSEQUENT EVENT – CHANGE IN STRUCTURE

According to relevant Fact published on October 10, 2001, it was submitted to the shareholders and quota holders a corporate restructuring proposal, which consisted of the incorporation of West Village Participações Ltda. (West Village) by Spanish Participações S.A. (Spanish) and the incorporation of the last one by Telefonica Empresas, wholly owned subsidiary of TDBH. The corporate restructure aims to reduce costs, specially the ones related to logistics, sales efforts and administrative costs. t shall also simplify internal routines and maximize the use of the available resources. The corporate restructuring shall make possible for Telefonica Empresas the utilization of the tax benefits derived from the amortization of the goodwill held by West Village. The

restructuring was implemented as follows: (a) Capital contribution at West Village, with investments withheld at the controlled Spanish, according to its accounting values. (b) The incorporation of West Village by Spanish. In order to avoid that the amortization of the premium registered in the West Village's account affects negatively the dividends' flow of Spanish's shareholders, West Village will constitute a provision, which seeks to maintain the integrity of the assets of the company. The shareholders of the controlled company received one stock issued by Spanish per each share capital held. The total amount of the goodwill was registered in a deferred asset account of Spanish and it will have a special reserve to goodwill as counterpart during the incorporation of the shareholders' equity. (c) Spanish was incorporated by Telefônica Empresas S.A. and the same accounting treatment was given to the goodwill, the goodwill special reserve and the provision to maintain the integrity of the assets of the company. The company received, due to the extinction and incorporation, a new stock issued by Telefônica Empresas S.A. per each stock previously held. As a result of said restructuring, there are no changes in the voting rights, dividends and shareholders' equity rights for the shareholders of Telefônica Empresas S.A. The amounts to be used for this restructuring shall be evaluated based on the book value of the involved companies and the valuation of an specialized company according to the current legislation, on the base dates of September 30, 2001 and October 10, 2001 in the case of West Village. The said restructuring did not need the ANATEL approval nor from any other regulator.

IP Network

The balance of "other non-operating revenues" is related to the transfer to Telecomunicações de São Paulo, S.A. of the group of businesses regarding the services "IP Comutado" and "Speedy Link", including assets, employees and contracts related with the business

Shareholders' Equity – Capital Stock

The Capital Stock of TDBH on December 31, 2001 was R$ 207.8 million, represented by 165,322,469,526 common shares and 328,342,876,111 preferred shares, all book entry shares and without nominal value. Since April 04, 2002, when the 1st General Ordinary Shareholders' Meeting and 2nd General Extraordinary Shareholders' Meeting took place, the Company is authorized to increase its capital stock to the limit of 1.500.000.000.000 shares either common or preferred. The Board of Directors is the competent agent to decide about this matter and consequent issuance of new shares, within the limit of the authorized capital. In such issuance of shares it is not mandatory to issue new ON and PN shares in any given proportion so far as the final result maintains the legally prescribed voting to non-voting maximum limit of two thirds of the issued shares. The increase of the capital stock was approved by the Board of Directors on session held on February 26th, 2002, for an amount of R$ 495,080 with the issuance of 577.488.040.325 new shares, 193.393.661.901 of which are nominal common shares and 384.094.378.420 are nominal preferred shares traded at R$ 0,8573 per block of one thousand shares. The capital stock went from R$ 207,799 to R$ 702,880, represented by 1.071.153.385.962 shares, of which 358.716.131.431 are common shares and 712.438.254.531 are preferred shares.

Background

Telefônica Data Brasil Holding S.A. was established on January 30, 2001, as the result of a partial spin-off of the net equity of Telecomunicações de São Paulo S.A. - TELESP, represented by investment in the wholly-owned subsidiary Telefônica Empresas S.A. and receivables of the mentioned subsidiary, approved by a shareholders' meeting held on the same date. In the spin off of Telecomunicações de São Paulo S.A. - Telesp and incorporation of the Company, a share of the same type of the new Company was issued for each share owned by Telesp shareholders, with the same rights of the previous outstanding shares. On May 8, 2001, the Company filed the corresponding request to Comissão de Valores Mobiliários (the Brazilian Security Exchange Commission) and became a "listed company".

Telefonica Data Brasil Holding - Business

The Company's businesses are among others, to control the subsidiary that operates the package switched service network, as well as to operate other services related to telecommunication activities; promote, through subsidiaries or affiliates, the expansion and implementation of package switched service network and other related services in its authorized area; to promote, to do or to guide the acquisition (from internal and external sources) of resources to be used by the Company or its subsidiary; make or promote the import of assets and services for the subsidiary, perform other activities which are similar or related to its objective and hold interest in the capital of other companies.

Corporate Law

Law #10.303 from October 31, 2001: it updated the late Corporate Law (Lei das Sociedades Anonimas) # 6,404 issued in December 15, 1976 and the Law # 6,385 of December 7, 1976. This new Corporate Law has introduced some important modifications in the corporate governance of the listed companies. Simultaneously, and by the same instrument in conjunction with the Edict # 8 and the Decree # 3,995 (all issued in October 31, 2002), CVM – Comissão de Valores Mobiliarios, the securities and exchange commission in Brazil, had its duties and jurisdiction amplified after it had its hierarchy of dependence within the Governmental organization modified thus increasing its autonomy. To the companies, among the most important modifications, one must highlight the new proportion in the number of outstanding ON (voting) and PN (non-voting) shares, new rules to issue debentures, new conditions to exert the right of withdrawal, new responsibilities of the Audit Committee and the Board of Directors and the possibility to publish lengthy documents through the internet in lieu of the traditional newspapers. It must be noted that the pooling agreement is now accepted as well as the concerted vote, as decided in a meeting previous to the actual General Shareholders Meetings. The intention behind this procedure is to impede that eventual vested interests prevail over the interests of the Company. The companies were given up to one-year period counting from the date the new Law was published (November 01, 2001), to adapt the respective by-laws and procedures. Some acts necessary to regulate the financial market, including the futures and commodities exchange, that previously pertained to the Banco Central do Brasil, are from now on dealt with by CVM, an autonomous governmental organ.

Tables

Table **1** shows the Income Statement for Telefonica Data Brasil Holding S.A. The Table **2** shows the balance sheets and Table **3** shows the loans and financing and the shareholding structure.

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 1. Consolidated income statements

For the year ended December 31, 2001 and 2002
Corporate Law Method
(Unaudited)
(in thousands of Brazilian reais - R$)

	Consolidated - Accumulated			Consolidated		
	Dec-01	Dec-02	*var.*	4Q01	4Q02	*var.*
Gross Operating Revenue	**237,405**	**419,690**	*76.8%*	**73,493**	**122,158**	*66.2%*
Data Transmission	230,402	407,306	*76.8%*	69,309	120,834	*74.3%*
Switched Packaged	201,569	325,237	*61.4%*	62,783	97,532	*55.3%*
Speedy Link	28,833	82,069	*184.6%*	6,526	23,302	*257.1%*
Other telecommunications services	7,003	10,897	*55.6%*	4,184	(163)	*-103.9%*
Sales of merchandize	0	1,487	-	0	1,487	-
Taxes + others	(60,038)	(103,970)	*73.2%*	(17,610)	(29,963)	*70.1%*
Net operating revenue	177,367	315,720	*78.0%*	55,883	92,195	*65.0%*
Operating expenses	(168,721)	(281,903)	*67.1%*	(43,951)	(81,126)	*84.6%*
Payroll and related charges	(67,718)	(80,585)	*19.0%*	(18,491)	(20,882)	*12.9%*
General and administrative expenses	(165,444)	(267,808)	*61.9%*	(49,394)	(73,081)	*48.0%*
Materials	(2,855)	(3,904)	*36.7%*	(877)	(2,137)	*143.7%*
Outside Services	(61,492)	(91,148)	*48.2%*	(22,296)	(29,963)	*34.4%*
Others	(101,097)	(172,756)	*70.9%*	(26,221)	(40,981)	*56.3%*
Taxes	(12,029)	(12,983)	*7.9%*	(4,292)	(3,959)	*-7.8%*
Provisions	(13,995)	(7,779)	*-44.4%*	(4,315)	(183)	*-95.8%*
Investment gains (losses)	(1,659)	5	*-100.3%*	(885)	-	*-100.0%*
Other operating revenues / (expenses)	92,124	87,247	*-5.3%*	33,426	16,979	*-49.2%*
Earnings before interest taxes, depreciation and amortization - EBITDA	8,646	33,817	*291.1%*	11,932	11,069	*-7.2%*
Depreciation and amortization	(43,141)	(74,449)	*72.6%*	(14,073)	(22,881)	*62.6%*
Financial revenues	15,372	74,610	*385.4%*	6,226	(19,168)	*-407.9%*
Financial expenses	(16,314)	(140,700)	*762.4%*	(771)	(7,627)	*889.2%*
Operating income	(35,437)	(106,722)	*201.2%*	3,314	(38,607)	*-1,265.0%*
Non-operating revenues (expenses)	1,766	60,746	*3,339.8%*	1,765	64,382	*3,547.7%*
Income before income tax and social contribution	(33,671)	(45,976)	*36.5%*	5,079	25,775	*407.5%*
Income tax	7,923	11,117	*40.3%*	(1,312)	5,263	*-501.1%*
Social contribution	2,848	4,004	*40.6%*	(473)	2,678	*-666.2%*
Net income	(22,900)	(30,855)	*34.7%*	3,294	33,716	*923.6%*

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 2. Balance Sheet

At December 31, 2001 and 2002
Corporate Law - Unaudited
(in thousands of reais - R$)

ASSETS	Consolidated Dec/01	Consolidated Dec/02
Current Assets	**116,073**	**150,346**
Cash and cash equivalents	15,429	44,405
Cash and bank accounts	4,601	6,792
Financial investments	10,828	37,613
Accounts receivable	97,196	105,464
Accounts receivable from customers	79,936	86,944
Allowance for doubtful accounts	(14,093)	(21,872)
Recoverable taxes	24,086	5,061
Recoverable prepaid expenses	706	488
Maintenance inventories	6,561	3,167
Temporary gains from hedging	-	31,620
Other assets	-	56
Recoverable advances	3,448	477
Long-term assets	**183,139**	**206,833**
Receivables from associated companies	13,931	2,641
Recoverables taxes	169,028	204,185
Other	180	7
Permanent Assets	**635,428**	**607,134**
Investiments	64	-
Property, plant and equipment - net	325,807	299,842
Deffered results	309,557	307,292
Total Assets	**934,640**	**964,313**

LIABILITIES	Consolidated Dec/01	Consolidated Dec/02
Current Liabilities	**254,451**	**276,321**
Payroll and related charges	16,331	16,494
Suppliers	91,323	46,355
Income tax	14,841	16,070
Loans and financing	121,421	175,997
Payables to associated companies	6,121	19,272
Consignments	1,184	987
Other liabillities	3,230	1,146
Long-term liabilities	**89**	**38,747**
Income tax	59	16
Loan and financing	-	37,688
Accrual for contingencies	30	368
Other liabilities	-	675
Shareholders' equity and funds provided for future capitalization	**680,100**	**649,245**
Shareholders' equity	185,020	649,245
Share capital	207,799	702,879
Retained earnings / (losses)	(22,779)	(53,634)
Funds provided for future capitalization	**495,080**	**-**
Total liabilities	**934,640**	**964,313**

TELEFÔNICA DATA BRASIL HOLDING S.A.

Table 3

Loans and Financing

	Currency	Interest rate	Maturity	Balance as of Dec/02 Short Term	Long Term	Total
Loans denominated in foreign currency	USD		Until 2004	155,053	22,490	177,543
Financing in local currency		103% of CDI	Until 2004	20,944	15,198	36,142
Total				175,997	37,688	213,685

The compositon of loans denominated in foreign currency is as follows:

	Currency	Interest rate	2002
Resolution 2770	USD	4.80% to 30.0%	107,481
Debt assumption [1/]	USD	4.02% to 27.5%	70,062
			177,543

1/ The loans denominated "Debt assumption" are the result of operations with financial institutions, where the controlling company Telefônica Empresas S.A assumed third parties loans along those institutions when it received the corresponding resources.

Shareholding structure

As of December 31, 2002

TDBH S/A	Ordinary	Prefered	Total
Controlling Company	333,380,718,737	673,245,758,270	1,006,626,477,007
	92.94%	**94.50%**	**93.98%**
Others	25,335,412,694	39,191,496,261	64,526,908,955
	7.06%	**5.50%**	**6.02%**
Total number of shares	**358,716,131,431**	**712,437,254,531**	**1,071,153,385,962**